Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Second Quarter and the First Half Year Ended December 31, 2022

First Half of Fiscal Year 2023 Financial Highlights

•	Total revenues were $414.8 million, an increase of 12.2% compared to the comparable prior year period.

•	Gross margin was 36.1%, compared to 35.3% for the comparable prior year period. Non-GAAP gross margin was 36.3%, compared to 35.4% for the comparable prior year period.

•

Net income attributable to Hollysys was $69.6 million, an increase of 57.1% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $72.5 million, an increase of 41.4% compared to the comparable prior year period.

•

Diluted earnings per share was $1.12, an increase of 55.6% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $1.17, an increase of 41.0% compared to the comparable prior year period.

•	Net cash provided by operating activities was $16.5 million.

•	Days sales outstanding (“DSO”) was 144 days, compared to 173 days for the comparable prior year period.

•	Inventory turnover days were 74 days, compared to 48 days for the comparable prior year period.

Second Quarter of Fiscal Year 2023 Financial Highlights

•	Total revenues were $244.7 million, an increase of 13.2% compared to the comparable prior year period.

•	Gross margin was 39.6%, compared to 36.1% for the comparable prior year period. Non-GAAP gross margin was 39.7%, compared to 36.2% for the comparable prior year period.

•

Net income attributable to Hollysys was $48.2 million, an increase of 60.4% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $49.5 million, an increase of 49.4% compared to the comparable prior year period.

•

Diluted earnings per share was $0.78, an increase of 59.2% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.80, an increase of 48.1% compared to the comparable prior year period.

•	Net cash provided by operating activities was $15.5 million.

•	DSO was 119 days, compared to 147 days for the comparable prior year period.

•	Inventory turnover days were 72 days, compared to 50 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Hollysys Automation Technologies Ltd February 15, 2023	Page 2

Beijing, China – February 15, 2023 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys,” the “Company” or “we”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the second quarter and the first half of fiscal year 2023 ended December 31, 2022.

The Industrial Automation (“IA”) business kept up its strong momentum with increased market shares and broader market recognition.

In the chemical and petrochemical field, Hollysys continued to win mid and high profile contracts with our good client relationship and competitive positioning. We have successfully signed the whole-plant integrated simulation project of China’s largest single set of synthetic ammonia and urea plant, with Hollysys providing MACSV system for the power station. Also, we provided the HiaPlant SCADA system for Zhongyuan Oilfield, the second largest oil and gas field under China Petroleum and Chemical Corporation. The system has successfully monitored production performance, optimized process parameters, and ensured safe production during operation, providing reliable technical support for the project. In addition, we signed a contract for the overhaul and rectification of 16 sets of control systems for 10 million tons of oil refining enterprises of the Branch of PetroChina, providing Coordination Control System (“CCS”), Distributed Control System (“DCS”) and Gas Detection System (“GDS”). Since then, the Coordination Control System (“CCS”), Safety Instrumented System (“SIS”), DCS and other systems of Hollysys have achieved a full coverage in various branches of China’s oil refineries, power plants, olefin plants and other plants, marking another important breakthrough of Hollysys in the field of control systems for 10 million tons of oil refining enterprises. In project delivery, our innovative technology product Optical Control System (“OCS”) has been successfully applied in Sinopec’s super-large coal chemical projects, setting a positive example in the promotion and application of this innovative technology in future large-scale petrochemical and chemical projects.

In the smart factory field, we successfully signed the project of automatic control system (providing OCS, SIS and GDS) and factory intelligent management system of Jingyuan Coal Power Clean and Efficient Gasification Comprehensive Utilization Project Phase I. The application of OCS in this project is expected to present the extra advantages the system brought to users. This project is also a localization initiative of Hollysys in the gasifier field, which will further promote our localization impact.

In Rail Transportation Automation (“RTA”) business, we maintain our market position. In the high-speed rail sector, the Changde-Yiyang section of the Chongqing-Xiamen high-speed railway, equipped with Hollysys train control center (“TCC”), was put into operation. In the urban rail transit section, we signed the smart inspection project for Line 1 of the Dalian Metro, which represents the first smart pilot project of the Dalian Metro and will put into application Hollysys’ edge smart control in the field of smart inspection. Meanwhile, branch lines of Shenzhen Metro Line 14 and Line 6 entered into operation smoothly with the support of Hollysys’ industrial control cloud access system, unmanned aerial vehicle detection system and other measures to improve the smartness of the project. In terms of highway projects, we won the weather monitoring related bids successively in Inner Mongolia, Sanmenxia and Shaanxi, providing HOLI “travel in all weather” traffic system that combines cloud and big data systems, enabling accurate inclement weather monitoring and warning, effective traffic emergency response and so on. In the tunnel monitoring and control sector, we also won consecutive bids in the provision of intelligent controllers and smart tunnel integrated management platforms, which demonstrates our dedication to contributing to the smart upgrades in highway systems.

Hollysys Automation Technologies Ltd February 15, 2023	Page 3

The mechanical and electrical solutions (“M&E”) segment of the Company also manifested a stable performance with our smooth executions on various projects. The risk monitor and control are still expected to be our future focus in this field.

With our continuous dedication to the industry and the support of experienced and passionate experts, we believe that we will continue to create greater value for our clients and shareholders.

Second Quarter and First Half Year Ended December 31, 2022 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)
	Three months ended December 31,			Six months ended December 31,
	2022	2021	% Change	2022	2021	% Change
Revenues	$244,731	216,251	13.2%	$414,774	369,636	12.2%
Integrated solutions contracts revenue	$188,929	166,505	13.5%	$332,055	291,068	14.1%
Products sales	$12,014	9,871	21.7%	$23,788	19,517	21.9%
Service rendered	$43,788	39,875	9.8%	$58,931	59,051	(0.2)%
Cost of revenues	$147,892	138,264	7.0%	$265,085	239,254	10.8%
Gross profit	$96,839	77,987	24.2%	$149,689	130,382	14.8%
Total operating expenses	$48,993	54,268	(9.7)%	$85,296	91,947	(7.2)%
Selling	$16,025	13,620	17.7%	$29,038	23,029	26.1%
General and administrative	$19,741	25,965	(24.0)%	$32,473	43,040	(24.6)%
Research and development	$20,431	20,611	(0.9)%	$37,790	36,660	3.1%
VAT refunds and government subsidies	$(7,204)	(5,928)	21.5%	$(14,005)	(10,782)	29.9%
Income from operations	$47,846	23,719	101.7%	$64,393	38,435	67.5%
Other income (expense), net	$56	(9)	(722.2)%	$1,121	959	16.9%
Foreign exchange (loss) gain	$(574)	(1,288)	(55.4)%	$3,523	(1,714)	(305.5)%
Gains on disposal of investments in an equity investee	$—	7,995	(100.0)%	$—	7,995	(100.0)%
Share of net income of equity investees	$1,068	774	38.0%	$1,665	986	68.9%
Gains on disposal of an investment in securities	$845	—	100.0%	$845	—	100.0%
Dividend income from equity investments	$—	179	(100.0)%	$—	179	(100.0)%
Interest income	$2,918	3,323	(12.2)%	$6,079	6,183	(1.7)%
Interest expenses	$(225)	(22)	922.7%	$(369)	(366)	0.8%
Income tax expenses	$3,626	4,767	(23.9)%	$7,506	8,669	(13.4)%
Net income (loss) attributable to non-controlling interests	$65	(167)	(138.9)%	$108	(341)	(131.7)%
Net income attributable to Hollysys Automation Technologies Ltd.	$48,243	30,071	60.4%	$69,643	44,329	57.1%
Basic earnings per share	$0.79	0.49	61.2%	$1.13	0.73	54.8%
Diluted earnings per share	$0.78	0.49	59.2%	$1.12	0.72	55.6%
Share-based compensation expenses	$940	2,713	(65.4)%	$2,178	6,306	(65.5)%
Amortization of acquired intangible assets	$337	353	(4.5)%	$677	632	7.1%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$49,520	33,137	49.4%	$72,498	51,267	41.4%
Non-GAAP basic earnings per share(1)	$0.81	0.54	50.0%	$1.18	0.84	40.5%
Non-GAAP diluted earnings per share(1)	$0.80	0.54	48.1%	$1.17	0.83	41.0%
Basic weighted average number of ordinary shares outstanding	61,440,191	60,946,596	0.8%	61,378,846	60,884,346	0.8%
Diluted weighted average number of ordinary shares outstanding	62,007,655	61,682,393	0.5%	61,969,551	61,556,602	0.7%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Hollysys Automation Technologies Ltd February 15, 2023	Page 4

Operational Results Analysis for the First Half Year Ended December 31, 2022

Total revenues for the six months ended December 31, 2022 were $414.8 million, as compared to $369.6 million for the same period of the prior fiscal year, representing an increase of 12.2%. In terms of revenues by type, integrated solutions contracts revenue increased by 14.1% to $332.1 million, products sales revenue increased by 21.9% to $23.8 million, and services revenue decreased by 0.2% to $58.9 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)
	Six months ended December 31,
	2022		2021
	$	% of Total Revenues	$	% of Total Revenues
Industrial Automation	252,777	61.0	216,294	58.5
Rail Transportation Automation	117,068	28.2	115,346	31.2
Mechanical and Electrical Solution	44,929	10.8	37,996	10.3
Total	414,774	100.0	369,636	100.0

Gross margin was 36.1% for the six months ended December 31, 2022, as compared to 35.3% for the same period of the prior fiscal year. Gross margins for integrated solutions contracts, product sales, and services rendered were 28.3%, 78.0% and 63.2% for the six months ended December 31, 2022, as compared to 26.5%, 74.9% and 65.5% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 36.3% for the six months ended December 31, 2022, as compared to 35.4% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 28.5% for the six months ended December 31, 2022, as compared to 26.7% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $29.0 million for the six months ended December 31, 2022, representing an increase of $6.0 million, or 26.1%, compared to $23.0 million for the same period of the prior fiscal year. Selling expenses as a percentage of total revenues were 7.0% and 6.2% for the six months ended December 31, 2022 and 2021, respectively.

Hollysys Automation Technologies Ltd February 15, 2023	Page 5

General and administrative expenses were $32.5 million for the six months ended December 31, 2022, representing a decrease of $10.6 million, or 24.6%, compared to $43.0 million for the same period of the prior fiscal year. Share-based compensation expenses were $2.2 million and $6.3 million for the six months ended December 31, 2022 and 2021, respectively. General and administrative expenses as a percentage of total revenues were 7.8% and 11.6% for the six months ended December 31, 2022 and 2021, respectively.

Research and development expenses were $37.8 million for the six months ended December 31, 2022, representing an increase of $1.1 million, or 3.1%, compared to $36.7 million for the same period of the prior fiscal year. Research and development expenses as a percentage of total revenues were 9.1% and 9.9% for the six months ended December 31, 2022 and 2021, respectively.

The VAT refunds and government subsidies were $14.0 million for the six months ended December 31, 2022, as compared to $10.8 million for the same period of the prior fiscal year, representing a $3.2 million, or 29.9%, increase.

The income tax expenses and the effective tax rate were $7.5 million and 9.7% for the six months ended December 31, 2022, as compared to $8.7 million and 16.5% for the same period of the prior fiscal year. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $69.6 million for the six months ended December 31, 2022, representing an increase of 57.1% from $44.3 million reported in the same period of the prior fiscal year. Non-GAAP net income attributable to Hollysys was $72.5 million or $1.17 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $1.12 for the six months ended December 31, 2022, representing an increase of 55.6% from $0.72 in the same period of the prior fiscal year. Non-GAAP diluted earnings per share was $1.17 for the six months ended December 31, 2022, representing an increase of 41.0% from $0.83 in the same period of the prior fiscal year. These were calculated based on 62.0 million and 61.6 million diluted weighted average ordinary shares outstanding for the six months ended December 31, 2022 and 2021, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Operational Results Analysis for the Second Quarter Ended December 31, 2022

Total revenues for the three months ended December 31, 2022 were $244.7 million, as compared to $216.3 million for the same period of the prior fiscal year, representing an increase of 13.2%. In terms of revenues by type, integrated contracts revenue increased by 13.5% to $188.9 million, products sales revenue increased by 21.7% to $12.0 million, and services revenue increased by 9.8% to $43.8 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

Hollysys Automation Technologies Ltd February 15, 2023	Page 6

(In USD thousands, except for %)
	Three months ended December 31,
	2022		2021
	$	% of Total Revenues	$	% of Total Revenues
Industrial Automation	131,727	53.8	113,833	52.7
Rail Transportation Automation	88,826	36.3	79,411	36.7
Mechanical and Electrical Solution	24,178	9.9	23,007	10.6
Total	244,731	100.0	216,251	100.0

Gross margin was 39.6% for the three months ended December 31, 2022, as compared to 36.1% for the same period of the prior fiscal year. The gross margin fluctuated mainly due to the product and service mix. Gross margin of integrated solutions contracts, product sales, and service rendered was 30.8%, 85.2% and 64.9% for the three months ended December 31, 2022, as compared to 27.5%, 75.0% and 62.0% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 39.7% for the three months ended December 31, 2022, as compared to 36.2% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 31.0% for the three months ended December 31, 2022, as compared to 27.7% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $16.0 million for the three months ended December 31, 2022, representing an increase of $2.4 million, or 17.7%, compared to $13.6 million for the same period of the prior fiscal year. Selling expenses as a percentage of total revenues were 6.5% and 6.3% for the three months ended December 31, 2022 and 2021, respectively.

General and administrative expenses were $19.7 million for the three months ended December 31, 2022, representing a decrease of $6.2 million, or 24.0%, compared to $26.0 million for the same period of the prior fiscal year. Share-based compensation expenses were $0.9 million and $2.7 million for the three months ended December 31, 2022 and 2021, respectively. General and administrative expenses as a percentage of total revenues were 8.1% and 12.0% for the three months ended December 31, 2022 and 2021, respectively.

Research and development expenses were $20.4 million for the three months ended December 31, 2022, representing a decrease of $0.2 million, or 0.9%, compared to $20.6 million for the same period of the prior fiscal year. Research and development expenses as a percentage of total revenues were 8.3% and 9.5% for the three months ended December 31, 2022 and 2021, respectively.

The VAT refunds and government subsidies were $7.2 million for three months ended December 31, 2022, as compared to $5.9 million for the same period in the prior fiscal year, representing a $1.3 million, or 21.5%, increase.

Hollysys Automation Technologies Ltd February 15, 2023	Page 7

The income tax expenses and the effective tax rate were $3.6 million and 7.0% for the three months ended December 31, 2022, respectively, as compared to $4.8 million and 13.7% for the same period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $48.2 million for the three months ended December 31, 2022, representing an increase of 60.4% from $30.1 million reported in the same period in the prior fiscal year. Non-GAAP net income attributable to Hollysys was $49.5 million or $0.80 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.78 for the three months ended December 31, 2022, representing an increase of 59.2% from $0.49 reported in the same period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.80 for the three months ended December 31, 2022, representing an increase of 48.1% from $0.54 reported in the same period in the prior fiscal year. These were calculated based on 62.0 million and 61.7 million diluted weighted average ordinary shares outstanding for the three months ended December 31, 2022 and 2021, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $388.7 million and $193.8 million of value of new contracts for the six months and three months ended December 31, 2022, respectively. Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that Hollysys won. The backlog was $861.7 million as of December 31, 2022. The following table sets forth a breakdown of the value of new contracts achieved and backlog by segment.

(In USD thousands, except for %)
	Value of new contracts achieved for the six months ended December 31, 2022		Value of new contracts achieved for the three months ended December 31, 2022		Backlog as of December 31, 2022
	$	% of Total Contract Value	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	263,392	67.8	104,488	54.0	356,306	41.3
Rail Transportation Automation	105,502	27.1	89,254	46.0	325,402	37.8
Mechanical and Electrical Solutions	19,778	5.1	88	—	179,991	20.9
Total	388,672	100.0	193,830	100.0	861,699	100.0

Hollysys Automation Technologies Ltd February 15, 2023	Page 8

Cash Flow Highlights

For the six months ended December 31, 2022, the total net cash outflow was $51.5 million. The net cash provided by operating activities was $16.5 million. The net cash used in investing activities was $45.9 million, mainly consisting of $85.9 million purchases of short-term investments, and $24.4 million purchases of property, plant and equipment, which was partially offset by $59.3 million maturity of short-term investments, and $4.2 million proceeds from disposal of a subsidiary. The net cash provided by financing activities was $5.0 million, mainly consisting of $5.3 million of proceeds from long-term bank loans.

For the three months ended December 31, 2022, the total net cash inflow was $52.7 million. The net cash provided by operating activities was $15.5 million. The net cash provided by investing activities was $23.6 million, mainly consisting of $47.7 million maturity of short-term investments, and $4.2 million of proceeds from disposal of a subsidiary, partially offset by $14.8 million purchases of short-term investments, and $14.3 million purchases of property, plant and equipment. The net cash provided by financing activities was $4.1 million, mainly consisting of $4.3 million of proceeds from long-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents was $627.6 million, and $575.1 million as of December 31, 2022 and September 30, 2022, respectively.

For the six months ended December 31, 2022, DSO was 144 days, as compared to 173 days from the same period of the prior fiscal year, and inventory turnover days were 74 days, as compared to 48 days from the same period of the prior fiscal year.

For the three months ended December 31, 2022, DSO was 119 days, as compared to 147 days for the same period of the prior fiscal year and 171 days for the last fiscal quarter; inventory turnover days were 72 days, as compared to 50 days for the same period of the prior fiscal year and 79 days for the last fiscal quarter.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2022, Hollysys had cumulatively carried out more than 40,000 projects for approximately 22,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Hollysys Automation Technologies Ltd February 15, 2023	Page 9

SAFE HARBOR STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd February 15, 2023	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$188,929	$166,505	$332,055	$291,068
Products sales	12,014	9,871	23,788	19,517
Revenue from services	43,788	39,875	58,931	59,051

Total net revenues	244,731	216,251	414,774	369,636

Costs of integrated solutions contracts	130,751	120,654	238,147	213,963
Cost of products sold	1,775	2,469	5,240	4,898
Costs of services rendered	15,366	15,141	21,698	20,393

Gross profit	96,839	77,987	149,689	130,382

Operating expenses
Selling	16,025	13,620	29,038	23,029
General and administrative	19,741	25,965	32,473	43,040
Research and development	20,431	20,611	37,790	36,660
VAT refunds and government subsidies	(7,204)	(5,928)	(14,005)	(10,782)

Total operating expenses	48,993	54,268	85,296	91,947

Income from operations	47,846	23,719	64,393	38,435

Other income (expense), net	56	(9)	1,121	959
Foreign exchange (loss) gain	(574)	(1,288)	3,523	(1,714)
Gains on disposal of an investment in an equity investee	—	7,995	—	7,995
Gains on disposal of an investment in securities	845	—	845	—
Share of net income of equity investees	1,068	774	1,665	986
Dividend income from equity investments	—	179	—	179
Interest income	2,918	3,323	6,079	6,183
Interest expenses	(225)	(22)	(369)	(366)

Income before income taxes	51,934	34,671	77,257	52,657

Income taxes expenses	3,626	4,767	7,506	8,669

Net income	48,308	29,904	69,751	43,988

Net income (loss) attributable to non-controlling interests	65	(167)	108	(341)

Net income attributable to Hollysys Automation Technologies Ltd.	$48,243	$30,071	$69,643	$44,329

Other comprehensive income, net of tax of nil
Translation adjustments	20,110	17,456	(50,382)	16,559

Comprehensive income	68,418	47,360	19,369	60,547

Less: comprehensive income (loss) attributable to non-controlling interests	75	(58)	190	(175)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$68,343	$47,418	$19,179	$60,722

Net income per ordinary share:
Basic	0.79	0.49	1.13	0.73
Diluted	0.78	0.49	1.12	0.72
Shares used in net income per share computation:
Basic	61,440,191	60,946,596	61,378,846	60,884,346
Diluted	62,007,655	61,682,393	61,969,551	61,556,602

Hollysys Automation Technologies Ltd February 15, 2023	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	December 31, 2022	September 30, 2022
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$627,589	$575,148
Short-term investments	38,569	69,462
Restricted cash	39,926	38,932
Accounts receivable, net of allowance for credit losses of $72,800 and $73,470 as of December 31, 2022 and September 30, 2022, respectively	318,341	303,349
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $13,646 and $11,764 as of December 31, 2022 and September 30, 2022, respectively	252,630	222,510
Accounts receivable retention	7,010	5,699
Other receivables, net of allowance for credit losses of $12,489 and $12,280 as of December 31, 2022 and September 30, 2022, respectively	20,103	25,928
Advances to suppliers	35,618	41,439
Amounts due from related parties	23,630	24,219
Inventories	108,910	104,417
Prepaid expenses	997	511
Income tax recoverable	341	1,550

Total current assets	1,473,664	1,413,164

Non-current assets
Restricted cash	—	743
Costs and estimated earnings in excess of billings	2,405	1,137
Accounts receivable retention	6,944	6,989
Prepaid expenses	—	—
Property, plant and equipment, net	128,066	107,762
Prepaid land leases	12,037	11,754
Intangible assets, net	9,555	9,771
Investments in equity investees	46,293	44,529
Investments securities	1,623	1,598
Goodwill	19,683	19,379
Deferred tax assets	6,429	3,801
Operating lease right-of-use assets	3,283	3,341

Total non-current assets	236,318	210,804
Total assets	1,709,982	1,623,968

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	48	89
Current portion of long-term loans	255	260
Accounts payable	171,040	154,037
Construction costs payable	12,665	7,683
Deferred revenue	198,302	221,459
Accrued payroll and related expenses	32,610	23,239
Income tax payable	5,017	3,436
Warranty liabilities	4,556	4,349

Hollysys Automation Technologies Ltd February 15, 2023	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	December 31, 2022	September 30, 2022
	(Unaudited)	(Unaudited)
Other tax payables	13,187	10,591
Accrued liabilities	36,136	34,954
Amounts due to related parties	6,379	6,401
Operating lease liabilities	1,870	2,069

Total current liabilities	482,065	468,567

Non-current liabilities
Accrued liabilities	3,045	2,924
Long-term loans	19,613	15,439
Accounts payable	2,782	2,677
Deferred tax liabilities	11,200	12,887
Warranty liabilities	2,642	2,357
Operating lease liabilities	1,200	1,054
Other liability	60	49

Total non-current liabilities	40,542	37,387
Total liabilities	522,607	505,954

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,972,317 shares and 61,963,047 shares issued and outstanding as of December 31, 2022 and September 30, 2022	62	62
Additional paid-in capital	245,654	244,713
Statutory reserves	78,932	77,263
Retained earnings	925,114	878,538
Accumulated other comprehensive income	(63,118)	(83,219)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,186,644	1,117,357
Non-controlling interests	731	657

Total equity	1,187,375	1,118,014

Total liabilities and equity	$1,709,982	$1,623,968

Hollysys Automation Technologies Ltd February 15, 2023	Page 13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended December 31, 2022 (Unaudited)	Six months ended December 31, 2022 (Unaudited)
Cash flows from operating activities:
Net income	$48,308	$69,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,143	4,523
Amortization of prepaid land leases	86	166
Amortization of intangible assets	337	677
Allowance for credit losses	3,715	2,573
Gains on disposal of property, plant and equipment	150	94
Share of net income of equity investees	(1,068)	(1,665)
Share-based compensation expenses	940	2,178
Deferred income tax expenses	(4,428)	(3,561)
Gains on disposal of an investment in securities	(845)	(845)
Changes in operating assets and liabilities:
Accounts receivable and retention	(11,997)	(20,371)
Costs and estimated earnings in excess of billings	(27,208)	(31,740)
Inventories	(2,796)	(21,651)
Advances to suppliers	6,605	(3,140)
Other receivables	2,186	912
Prepaid expenses	(469)	(320)
Due from related parties	971	2,612
Accounts payable	5,076	2,592
Deferred revenue	(27,426)	6
Accruals and other payables	16,020	10,900
Due to related parties	(22)	79
Income tax payable	2,800	616
Other tax payables	2,443	2,085

Net cash provided by operating activities	15,521	16,471

Cash flows from investing activities:
Purchases of short-term investments	(14,801)	(85,879)
Purchases of property, plant and equipment	(14,311)	(24,432)
Proceeds from disposal of property, plant and equipment	22	83
Maturity of short-term investments	47,719	59,318
Proceeds from disposal of a subsidiary	4,175	4,175
Proceeds received from disposal of investment in securities	845	845

Net cash provided by (used in) investing activities	23,649	(45,890)

Cash flows from financing activities:
Proceeds from short-term bank loans	97	294
Repayments of short-term bank loans	(141)	(311)
Proceeds from long-term bank loans	4,307	5,293
Repayments of long-term bank loans	(121)	(265)

Net cash provided by financing activities	4,142	5,011

Effect of foreign exchange rate changes	9,380	(27,104)

Net increase (decrease) in cash, cash equivalents and restricted cash	$52,692	(51,512)

Cash, cash equivalents and restricted cash, beginning of period	$614,823	719,027
Cash, cash equivalents and restricted cash, end of period	667,515	667,515

Hollysys Automation Technologies Ltd February 15, 2023	Page 14

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

Hollysys Automation Technologies Ltd February 15, 2023	Page 15

(In USD thousands, except for %)
	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$96,839	77,987	149,689	130,382

Gross margin(1)	39.6%	36.1%	36.1%	35.3%
Add:
Amortization of acquired intangible assets	337	353	677	632

Non-GAAP gross profit	$97,176	$78,340	$150,366	$131,014

Non-GAAP gross margin(2)	39.7%	36.2%	36.3%	35.4%

(1)	Gross margin represents gross profit for the period as a percentage of revenue for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenue for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)
	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$58,178	$45,851	$93,908	$77,105

Gross margin of integrated solutions contracts(1)	30.8%	27.5%	28.3%	26.5%

Add:
Amortization of acquired intangible assets	337	353	677	632

Non-GAAP gross profit of integrated solutions contracts	$58,515	$46,204	$94,585	$77,737

Non-GAAP gross margin of integrated solutions contracts(2)	31.0%	27.7%	28.5%	26.7%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd February 15, 2023	Page 16

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

(In USD thousands)
	Three months ended		Six months ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$48,243	$30,071	$69,643	$44,329

Add:
Share-based compensation expenses	940	2,713	2,178	6,306
Amortization of acquired intangible assets	337	353	677	632

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$49,520	$33,137	$72,498	$51,267

Hollysys Automation Technologies Ltd February 15, 2023	Page 17

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)
	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$48,243	$30,071	$69,643	$44,329

Add:
Share-based compensation expenses	940	2,713	2,178	6,306
Amortization of acquired intangible assets	337	353	677	632

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$49,520	$33,137	$72,498	$51,267

Weighted average number of basic ordinary shares	61,440,191	60,946,596	61,378,846	60,884,346
Weighted average number of diluted ordinary shares	62,007,655	61,682,393	61,969,551	61,556,602

Basic earnings per share(1)	0.79	0.49	1.13	0.73

Add:
non-GAAP adjustments to net income per share(2)	0.02	0.05	0.05	0.11
Non-GAAP basic earnings per share(3)	$0.81	$0.54	$1.18	$0.84

Diluted earnings per share(1)	0.78	0.49	1.12	0.72
Add:
non-GAAP adjustments to net income per share(2)	0.02	0.05	0.05	0.11
Non-GAAP diluted earnings per share(3)	$0.80	$0.54	$1.17	$0.83

(1)

Basic (or diluted) earnings per share is derived from net income attributable to Hollysys Automation Technologies Ltd. for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to Hollysys Automation Technologies Ltd. for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).